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                              [Hi-Shear Letterhead]


November 28, 2006


Ms. Linda Cvrkel, Mail Stop 3561
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:     Hi-Shear Technology Corporation
        Form 10-K for the fiscal year ended May 31, 2006
        Filed July 31, 2006
        File No. 001-12810

Dear Ms. Linda Cvrkel,

Thank you for forwarding your comments regarding Hi-Shear's Form 10-KSB for the fiscal year ended May 31, 2006. We do not believe that any revision to the company's filing is necessary. The following is our response to each comment.

Reference:
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7 Fiscal year ended May 31, 2006 compared with fiscal year ended May 31, 2005, page 8

Comment:
We note that during your fiscal year 2005, you wrote down $1,645,000 of amounts receivable after the unfavorable conclusion of the related court case. The amount charged to expense in 2005 was the difference between the company's accounts receivable balance due from the customer and the total amount of damages awarded to you by the jury. Given that $1,645,000 has been written off, please tell us what amount of receivables related to this customer remained at your 2005 and 2006 fiscal year ends and why you still believe you will collect these amounts.

Response:
The only remaining receivable balance on this customer's account at fiscal year end 2005 and 2006 is the $58,000 that was awarded to Hi-Shear by the court for them to pay. The customer is financially capable of paying this amount and has offered to do so. Payment is not being accepted from the customer at this time by Hi-Shear, pending appeals of the case. A note will be added in future filing under the referred heading.

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November 28, 2006
Ms. Linda Cvrkel, Mail Stop 3561
Securities and Exchange Commission
Page 2




Reference:
Notes to Consolidated Financial Statements, page F-6
Note 2. Fourth Quarter Adjustments, page F-12

Comment:
Please provide us with further details concerning the $70,000 gain recorded in fiscal 2006. Include in your response if and when the $96,000 expense for the fine was originally recorded and indicate where any expense recorded was classified in your financial statements. Also, please explain why the adjustments discussed in note 2 were not recognized until the fourth quarter of 2006.

Response:
The $96,000 fine amount was recorded as a general and administrative expense when the fine was levied in the fourth quarter of Fiscal 2005. An appeal of the amount of the fine resulted in the fine subsequently being reduced to the amount of $26,000 by the California Department of Occupational Safety and Health in the fourth quarter of Fiscal 2006. This $70,000 reduction to general and administrative expense was reported as a gain in the fourth quarter of Fiscal 2006.

Adjustments to the company inventory balances are determined and recorded each quarter. The adjustments discussed in Note 2 were the fourth quarter inventory balance adjustments, made to the fourth quarter balance sheet, in the fourth quarter. These were not first quarter, second quarter or third quarter inventory balance adjustments made in the fourth quarter.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ George W. Trahan
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George W. Trahan
CEO